ASX/MEDIA RELEASE	8th May 2005

Chinese Patent Granted
Planned Early Commercialisation of BioSiliconTM in China
China is the largest global market for BrachySilTM in liver cancer

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has been granted its first patent in China.

This first patent grant in China is important as China has the highest incidence of primary liver cancer in the world with 345,844 cases in 2002 and is a logical target market for BrachySilTM. The potential lower cost of the Chinese registration pathway and the vast need of BrachySilTM like products make China an important commercial target.

pSivida is currently in exploratory discussions with commercialisation partners for the Chinese market for its lead product BrachySil™ and is investigating the optimum regulatory process to launch this product in China. It is expected that pSivida would enter into a supply agreement with a local distributor responsible for obtaining regulatory approval, sales and marketing.

pSivida Managing Director Gavin Rezos said, “China is a massive market offering pSivida significant opportunities for commercial expansion. In recent years China has opened its ‘commercial doors’ to many western products, healthcare being no exception. Although our main short term interest is to launch BrachySil™ in China, we believe other products in the drug delivery arena will also be good candidates for this rapidly growing market.”

Chinese Patent Number ZL 99807447.0 provides protection for silicon implants comprising tissue compatible biodegradable silicon for drug delivery. This invention was based on the demonstration in model systems, that long term BioSilicon™ implants lack toxicology and degrade in the body in a controllable manner. It also claims the loading of BioSilicon™ implants of varying porosity and structure with different drugs.

The pSivida Intellectual Property portfolio consists of 26 patent families, 29 granted patents and over 80 patent applications.

Products protected by patents and patent applications owned by pSivida include materials comprising bioactive, resorbable and biocompatible silicon that are of value in the fabrication of new generations of intelligent drug delivery devices, orthopaedic implants and intelligent diagnostic tools.

-ENDS-

Released by:

In Australia:	In US:
Josh Mann, CFA	Beverly Jedynak
Investor Relations	President
pSivida Limited	Martin E. Janis & Company, Inc.
Tel: + 61 8 9226 5099	Tel: 312-943-1100 ext. 12
joshuamann@psivida.com	bjedynak@janispr.com

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 29 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.